UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 1-14840

AMDOCS LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Hirzel House, Smith Street,
St. Peter Port, Guernsey, GY1 2NG

Amdocs, Inc.
625 Maryville Centre Drive, Suite 200

Saint Louis, Missouri 63141
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

AMDOCS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, FEBRUARY 2, 2024

To the Shareholders:

The annual general meeting of shareholders of Amdocs Limited will be held at 11:00 a.m., local time, on Friday, February 2, 2024, at the Amdocs offices at 185 Hudson Street, floor no. 27, Suite 2700, Jersey City, NJ 07311, for the following purposes:

1.
To approve the election of each of the following 10 individuals to serve as directors of Amdocs Limited until the next annual general meeting of shareholders or until his or her earlier resignation or removal or until his or her respective successor is elected and qualified (Proposal I);

Eli Gelman

Robert A. Minicucci

Adrian Gardner

Richard T.C. LeFave

Rafael de la Vega

John A. MacDonald

Yvette Kanouff

Sarah Ruth Davis

Amos Genish

Shuky Sheffer

2.
To approve an amendment to the Amdocs Limited 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case, by 3,000,000 shares (Proposal II);
3.
To approve an increase in the dividend rate under our quarterly cash dividend program from $0.435 per share to $0.479 per share (Proposal III);
4.
To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2023 (Proposal IV); and
5.
To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2024, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on December 4, 2023 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

By Order of the Board of Directors

By:	/s/ Matthew E. Smith
	Name:	Matthew E. Smith
	Title:	Secretary

YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS LIMITED (WHETHER THEY EXPECT TO ATTEND THE ANNUAL GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU ARE THE RECORD HOLDER OF YOUR ORDINARY SHARES, YOU CAN ALSO AUTHORIZE THE VOTING OF YOUR SHARES OVER THE INTERNET OR BY TELEPHONE AS PROVIDED IN THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. YOU CAN CHANGE YOUR VOTE AND REVOKE YOUR PROXY AT ANY TIME BEFORE THE POLLS CLOSE AT THE ANNUAL GENERAL MEETING BY FOLLOWING THE PROCEDURES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

1. A proxy card for the annual general meeting for the fiscal year ended September 30, 2023 is enclosed and our Annual Report on Form 20-F is available on our website at www.amdocs.com/proxy or by request. The proxy card shall be delivered to our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc., by delivery to our transfer agent, American Stock Transfer & Trust Company, LLC, at 6201 15th Avenue, Brooklyn, New York 11219, as soon as possible.

2. Shareholders are entitled to appoint another person as proxy to exercise all or any rights to attend and to speak and vote at a meeting of the Company. A shareholder may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights in respect of different shares held by such shareholder.

3. The quorum for the annual general meeting shall be two shareholders or more holding a majority of the ordinary shares outstanding as of the record date. If within 30 minutes from the appointed time for the annual general meeting, a quorum is not present, it shall stand adjourned to any other time and any other place as determined by the Chairman of the annual general meeting. It shall not be necessary to notify any shareholder of any adjournment of less than 20 days, not counting the day when notice is given or deemed to be given and the day of the adjourned meeting, if the time and place of the adjourned meeting are announced at the annual general meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

4. Every shareholder present in person or by proxy shall have one vote for each ordinary share held by him, her or it.

AMDOCS LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY, FEBRUARY 2, 2024

References in this Proxy Statement to “Amdocs,” “we,” “our” and “us” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a company organized under the laws of Guernsey, in connection with the solicitation by its Board of Directors of proxies from holders of its outstanding ordinary shares, par value £0.01 per share, for use at the annual general meeting of shareholders to be held at 11:00 a.m., local time, on Friday, February 2, 2024, at the Amdocs offices at 185 Hudson Street, floor no. 27, Suite 2700, Jersey City, NJ 07311, or at any adjournments thereof (the “General Meeting”).

This Proxy Statement and the accompanying proxy are first being mailed or delivered to our shareholders on or about December 21, 2023.

At the General Meeting, the holders of our ordinary shares as of the close of business on December 4, 2023 (the “Record Date”) will be asked to take the following actions:

1. Elect 10 directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified (Proposal I);

2. Approve an amendment to the Amdocs Limited 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case, by 3,000,000 shares (Proposal II);

3. Approve an increase in the dividend rate under our quarterly cash dividend program from $0.435 per share to $0.479 per share (Proposal III);

4. Approve our Consolidated Financial Statements for the fiscal year ended September 30, 2023 (Proposal IV); and

5. Ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2024, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

The proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxy holders.

As of the Record Date, Amdocs had outstanding 116,910,113 ordinary shares (net of treasury shares). Each ordinary share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of ordinary shares at the close of business on the Record Date are entitled to notice of, and to vote at, the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. Two or more shareholders of record, together holding a majority of our outstanding ordinary shares present in person or represented by proxy, shall constitute a quorum for purposes of the General Meeting.

Approval of Proposals I, III, IV and V requires the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the General Meeting. Approval of Proposal II requires the affirmative vote of holders of a majority of the ordinary shares issued and outstanding.

The enclosed proxy provides that each shareholder may specify that his, her or its ordinary shares be voted “for,” “against” or “abstain” from voting for each of the director nominees named in Proposal I and with respect to each of Proposals II, III, IV and V. If proxies in the accompanying form are properly executed and returned, the ordinary shares represented thereby will be voted in the manner specified therein. If not otherwise specified, in the reasonable discretion of the proxy holders, the ordinary shares represented by a proxy will be voted FOR each of the proposals.

Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at the General Meeting. Nominees who are members of the New York Stock Exchange, or the NYSE, and who, as brokers, hold ordinary shares in “street name” for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter (the “Broker Non-Votes”), we will not count those votes in favor of such matter. Broker Non-Votes will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

Shareholders of record are entitled to appoint one or more proxies to attend and vote at the General Meeting in their stead. If a shareholder of record elects to appoint a proxy other than by using the enclosed proxy card (or by internet or telephone as provided in the instructions set forth in the enclosed proxy card), the shareholder must deliver such proxy, together with a power of attorney or other authority, at or before the General Meeting on February 2, 2024. We strongly encourage our shareholders to use the enclosed proxy card or to authorize the voting of their shares over the internet or by telephone as provided in the instructions set forth in the enclosed proxy card.

Any shareholder giving a proxy may revoke it at any time before it is exercised at the General Meeting by:

•
Filing with our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same ordinary shares, provided that such proxy or subsequent proxy shall be deposited at such address at least 48 hours before the scheduled General Meeting or adjournment thereof, as the case may be; or
•
Attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 2, 2024

This proxy statement and the 2023 Annual Report to Shareholders are available for viewing, printing and downloading at www.amdocs.com/proxy.

You may also request a copy of the materials relating to our annual general meeting, including this proxy statement and form of proxy for our annual general meeting, and our Annual Report on Form 20-F for the fiscal year ended September 30, 2023 by contacting our investor relations department by telephone at (314) 212-8328 or by e-mail at dox_info@amdocs.com.

IMPORTANT

Whether or not you attend the General Meeting, your vote is important. Accordingly, you are asked to sign and return the accompanying proxy regardless of the number of ordinary shares you own. If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Ordinary shares can be voted at the General Meeting only if the holder is present or represented by proxy.

PROPOSAL I

ELECTION OF DIRECTORS

Ten (10) directors currently serve on our Board of Directors. As set forth below, the Board of Directors has nominated ten (10) individuals as nominees for election as directors at the General Meeting, all of whom are incumbent directors. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

Due to the global and versatile nature of the Company’s business, the Board of Directors believes it is important to consider diversity of race, ethnicity, gender, age, education, cultural background and professional experiences in evaluating board candidates in order to provide practical insights and diverse perspectives. In addition, the Board of Directors has established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be reconsidered annually for it to stay in effect.

Ordinary shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the ten (10) nominees for the Board of Directors named below. If any or all of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee or nominees as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he or she became a director of Amdocs.

Name	Age
Eli Gelman	65

Mr. Gelman has been a director of Amdocs since 2002 and Chairman of the Board of Directors of Amdocs since November 2023. Since January 2019, Mr. Gelman serves as the chairman of the Executive Council of Tel Aviv University. Mr. Gelman served as our President and Chief Executive Officer from November 15, 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

Name	Age
Robert A. Minicucci	71

Mr. Minicucci has been a director of Amdocs since 1997 and served as Chairman of the Board of Directors of Amdocs from 2011 to November 2023. Mr. Minicucci currently serves as the Chairman of the Nominating and Corporate Governance Committee. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci was a director of one other publicly-held company, Alliance Data Systems, Inc. until June 2020. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, has provided him with strong business acumen and strategic and financial expertise.

Adrian Gardner	61

Mr. Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner serves as Chief Operating Officer of Stonehage Fleming Family & Partners Limited, an international Multi-Family Office business, since October 2019. Mr. Gardner has served as a member of the Audit & Risk Committee of Worcester College, Oxford University since May 2017 and as its chair since June 2022. From 2016 to 2019, Mr. Gardner served as Chief Financial Officer of Ipes Holdings Limited, a provider of outsourced services to private equity firms. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

Name	Age
Richard T.C. LeFave	72

Mr. LeFave has been a director of Amdocs since 2011 and is the Chairman of the Technology and Innovation Committee. Since 2008, Mr. LeFave has been a Principal at D&L Partners, LLC, an information technology consulting firm. Mr. LeFave served as Chief Information Officer for Nextel Communications, a telecommunications company, from 1999 until its merger with Sprint Corporation in 2005, after which he served as Chief Information Officer for Sprint Nextel Corporation until 2008. From 1995 to 1999, Mr. LeFave served as Chief Information Officer for Southern New England Telephone Company, a provider of communications products and services. Mr. LeFave has held the Chief Information Officer position including CISO duties for a U.S.-based manufacturing firm and attended Harvard Business School (“HBS”) courses in Board Compensation and Audit Committee strategies and completed his HBS Corporate Director Certificate. We believe Mr. LeFave’s qualifications to sit on our board include his extensive experience and leadership in the information technology and telecommunications industry.

Rafael de la Vega	72

Mr. de la Vega has been a director of Amdocs since January 2018 and is Chairman of the Management Resources and Compensation Committee. Since 2017, he has served as the Chairman and Founder of the De La Vega Group, a consultancy and advisory services firm. From February 2016 to December 2016, Mr. de la Vega served as the Vice Chairman of AT&T Inc. and CEO of Business Solutions & International. From 2014 to 2016, Mr. de la Vega served as President and CEO of AT&T Mobile and Business Solutions and from 2007 to 2014 he served as the President and CEO of AT&T Mobility. Mr. de la Vega also held various positions at several telecommunications companies, including Cingular Wireless and Bell South Latin America. During his time at Cingular Wireless, he was responsible for the integration of AT&T Wireless and Cingular Wireless. He also serves on the boards of American Express Company and New York Life Insurance Company. He served on the Executive Committee of the Boy Scouts of America until May 2018 and served as Chairman of the 2017 Boy Scouts Jamboree. He is the former Chairman of Junior Achievement Worldwide and continues to serve on its board of directors. In June 2018, Mr. de la Vega joined as the Vice Chairman of the Board of Directors of Ubicquia LLC. In September 2018 he joined the Board of Advisors of RapidSOS. Mr. de la Vega also recently joined Forté Ventures as a Limited Partner. We believe Mr. de la Vega’s qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

Name	Age
John A. MacDonald	70

Mr. MacDonald has been a director of Amdocs since 2019. Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations and serves as a board member of BookJane Inc. From 2012 to 2021, Mr. MacDonald served as a board member of Rogers Communications Inc. From 2003 to 2008, Mr. MacDonald served as the President, Enterprise Division of MTS Allstream. Before that, between 2002 to 2003, Mr. MacDonald was a President and Chief Operating Officer AT&T Canada. AT&T Canada was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. In 1994 Mr. MacDonald joined Bell Canada as its Chief Technology Officer and retired from Bell Canada in 1999 as its President and Chief Operating Officer. From 1977 to 1994 Mr. MacDonald worked at NBTel, where he became Chief Executive Officer in 1994. We believe Mr. MacDonald’s qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

Yvette Kanouff	58

Ms. Kanouff has been a director of Amdocs since 2020. Since August 2018, Ms. Kanouff has served as a director of Sprinklr CXM, which became a public company in June 2021. Since August 2019, Ms. Kanouff has served as a director of Science Applications International Corporation (SAIC). Since February 2021, Ms. Kanouff has served as a director of Entegris ENTG. Ms. Kanouff is currently a partner and chief technology officer at Silicon Valley-based venture capital and private equity firm JC2 Ventures where Ms. Kanouff is responsible for technology strategy and engineering relationships within JC2 Ventures investment companies, partners, and customers. Prior to that, Ms. Kanouff served as a senior vice president and general manager for Cisco’s Service Provider Business where she was responsible for more than $7 billion in direct revenue and more than 6,000 employees globally. Previously, Ms. Kanouff held leadership positions for numerous companies, including Cablevision, SeaChange International, and Time Warner. Ms. Kanouff holds a bachelor’s degree, a master’s degree in mathematics from the University of Central Florida and completed her HBS Corporate Director Certificate. Ms. Kanouff is also a director and executive advisor of several private technology companies.

Sarah Ruth Davis	56

Ms. Davis has been a director of Amdocs since 2021. From 2007 to May 2021, Ms. Davis served in various executive roles at Loblaw Companies Limited, Canada’s largest retailer and the nation’s food and pharmacy leader. From 2017 until May 2021, Ms. Davis served as the president of Loblaw Companies Limited. From 2014 until 2017, Ms. Davis served as the chief administrative officer of Loblaw. Before being appointed as the chief administrative officer, Ms. Davis served as Loblaw’s chief financial officer from 2010 until 2014. Prior to her appointment as chief financial officer, Ms. Davis served as the financial controller between 2007 to 2010. From 2005 until 2007, she was the controller and vice president of finance of Rogers Communications, Inc. Between 1996 to 2005, Ms. Davis served in various finance and accounting roles with Bell Canada, including chief financial officer of Bell Nexxia and the vice president of complex bids at BCE Emergis Inc., a Bell spin-off that owned an array of media and e-commerce companies. From 2014 until January 2022, Ms. Davis also served on the board of

Name	Age

directors of AGF Management Limited, an investment manager traded on the Toronto Stock Exchange. Between 2010 and 2021 Ms. Davis served on the board of directors of President’s Choice Bank. From 2017 until 2021, Ms. Davis served as the chairman of T&T Supermarket Inc. In August 2021, Ms. Davis joined the boards of directors of Victoria’s Secret & Co., a company traded on the New York Stock Exchange, and Pet Valu Holdings Ltd., a pet supply company traded on the Toronto Stock Exchange. Ms. Davis was named one of Canada’s Most Powerful Women: Top 100 in 2011 by the Women’s Executive Network and was the executive sponsor of the Women@Loblaw network. Ms. Davis holds a Bachelor of Commerce, honors degree from Queen’s University and is a chartered accountant and Fellow of the CPA.

Amos Genish	63

Mr. Genish has been a director of Amdocs since January 2023. Since May 2019, Mr. Genish has served as a senior partner at BTG Pactual, a large investment bank in Brazil, where he led the Digital Retail Bank from May 2019 until the end of 2021, and from January 2022 Mr. Genish served as the executive chairman of V.tal, a large fiber operator in Brazil. Between 2017 and 2018, Mr. Genish served as chief executive officer of Telecom Italia. From 2015 until the end of 2016, Mr. Genish served as president and chief executive officer of Telefonica Brasil (Vivo). Before joining Vivo he was chief executive officer of GVT from 2009 to 2014, a Brazilian telecom and Pay TV operator that he co-founded in 1999, which went public on the Brazilian stock exchange in 2007 and was later sold to Vivendi in 2009. After the sale of GVT to Vivendi, Mr. Genish was appointed to Vivendi’s management board, and in 2014 he led the negotiations for GVT’s sale to Telefonica for the amount of 7.5 billion euros. In 1989, Mr. Genish served as CFO for Edunetics, a start-up company that developed curriculum multimedia-based systems primarily for the US school market, and he helped lead the company’s IPO on NASDAQ in 1992 and was appointed its chief executive officer in 1995. Between 1986 and 1989, Mr. Genish worked at Somech Chaikin (now KPMG Somech Chaikin), and helped large holding companies with tax and audit matters. He currently also serves as chairman of the board of the Israeli on-demand mobility company Gett. From June 2020 until June 2021, Mr. Genish served as a board member of VEON Ltd. (NASDAQ: VEON), and was the chairman of its telecommunications committee. From April 2017 to April 2019, Mr Genish served as a board member at Itaú Unibanco (NYSE: ITUB), the largest private sector bank in Brazil. Mr. Genish holds a BA in economics and accounting from Tel Aviv University.

Shuky Sheffer	63

Mr. Sheffer is a director and has been our President and Chief Executive Officer since October 1, 2018. Mr. Sheffer previously served as Senior Vice President and President of the Global Business Group from October 2013 to September 30, 2018. Mr. Sheffer served as Chief Executive Officer of Retalix Ltd., a global software company, from 2009 until its acquisition by NCR Corporation in 2013. Following the acquisition, he served as a General Manager of Retalix through September 2013. From 1986 to 2009, Mr. Sheffer served at various managerial positions at Amdocs, most recently as President of the Emerging Markets Divisions.

Board Committees

Our Board of Directors maintains four committees as set forth below. Members of each committee are appointed by the Board of Directors.

Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. Subject to their election, the Board of Directors has appointed Mr. Gardner (Chair), Mr. LeFave, Mr. Minicucci and Ms. Davis to serve as members of the Audit Committee, all of whom are independent directors (including under the heightened independence requirements for members of the Audit Committee), as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that each of Mr. Gardner and Ms. Davis is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. In particular, we believe that the professional experiences of Mr. Gardner, Mr. LeFave, Mr. Minicucci and Ms. Davis provide important insights into their work on the Audit Committee. For example, we believe Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to the Committee. In addition, we believe that Mr. LeFave’s experience as a seasoned Fortune 500 CIO with CISO responsibilities for over five years provides a foundation of cyber awareness to the Audit Committee and also believe that Mr. LeFave’s post-graduate training at HBS in Audit Committee best practices as part of his HBS Corporate Director Certificate provides valuable contributions to the Committee. Similarly, we believe that Mr. Minicucci’s experience as chief financial officer to a public company and treasurer of another public company have provided him with strong business acumen and strategic and financial expertise that benefits the Committee. We also believe Ms. Davis’s extensive executive experience with Loblaw and her myriad roles in finance and accounting, along with her experience as a director of other public companies, position her to make valuable contributions to the Committee. The Audit Committee written charter is available on our website at www.amdocs.com.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles, oversees the evaluations of our Board of Directors and reviews and recommends compensation (including equity-based compensation) for our directors. Subject to their election, the Board of Directors has appointed Messrs. Minicucci (Chair), LeFave and MacDonald to serve as members of the Nominating and Corporate Governance Committee, all of whom are independent directors, as defined by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com. You may request a copy of the corporate governance guidelines, at no cost, by writing to us at the address listed below under the heading “Annual Report on Form 20-F.”

Management Resources and Compensation Committee. The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. Subject to their election, the Board of Directors has appointed Messrs. de la Vega (Chair), LeFave, Minicucci and MacDonald to serve as members of the Management Resources and Compensation Committee, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. Amongst its responsibilities, the Management Resources and Compensation Committee:

✓	retains, on an annual basis, an independent compensation consultant to assist in its evaluation of executive compensation according to industry benchmarks and best practice;

✓	periodically reviews the relevant peer groups used for compensation benchmarks;

✓	periodically reviews the implementation of our compensation philosophy and programs;

✓	administers our 1998 Stock Option and Incentive Plan, as amended, our 2023 Employee Share Purchase Plan and any other stock option or equity incentive plans in accordance with their terms; and

✓	oversees the administration of our clawback policies with respect to executive compensation, in line with its charter, including as required pursuant to SEC and Nasdaq rules.

The Management Resources and Compensation Committee written charter is available on our website at www.amdocs.com.

Technology and Innovation Committee. The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. Subject to their election, the Board of Directors has appointed Mr. LeFave (Chair), Mr. Gelman, Mr. Genish, Ms. Kanouff and Mr. MacDonald to serve as members of the Technology and Innovation Committee.

Our non-employee directors (“Non-Employee Directors”) receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described below regarding Non-Employee Directors under the heading “Compensation of Directors.”

Board and Committee Meetings

During the past fiscal year 2023, the Board of Directors held five meetings. In addition, the Audit Committee held five meetings, the Management Resources and Compensation Committee held three meetings, the Nominating and Corporate Governance Committee held five meetings and the Technology and Innovation Committee held four meetings in the 2023 fiscal year. During fiscal 2023, all of the directors that are nominees for re-election to the Board of Directors attended at least 75% of the aggregate of the number of Board of Directors meetings held during the time he or she was serving as a director and meetings held by all committees on which he or she then served. During fiscal 2023, our Non-Employee Directors held four meetings without management present. Executive sessions of the Non-Employee Directors are generally held in conjunction with regularly scheduled meetings of the Board of Directors. At other times, such meetings may be held at the request of any Non-Employee Director. The presiding director of each such executive session is elected by the Non-Employee Directors who attend such executive session. Shareholders and other interested parties may communicate directly with the presiding directors or with the independent directors as a group as described below under the heading “Communicating with the Independent Directors.

Communicating with the Independent Directors

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. The Chairman of the Board, with the assistance of our corporate secretary, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries to the directors as he considers appropriate.

Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that our Chairman and corporate secretary consider to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to the Board of Directors or to our independent or presiding directors should address such communications c/o Corporate Secretary, Amdocs Inc., 625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141.

Significant Corporate Governance Differences

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the Nasdaq listing standards.

Director Qualification Standards

Our Board of Directors has adopted a formal set of categorical independence standards with respect to the determination of director independence. In accordance with these standards and Nasdaq rules, a director currently employed by us, or employed by us within the last three years, cannot be deemed to be an independent director and, consequently, Mr. Sheffer is not an independent director. Our Board of Directors has determined that each of the following nominees for director has no material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is independent under such standards and rules: Messrs. Minicucci, Gardner, de la Vega, Gelman, LeFave, MacDonald and Genish, Ms. Kanouff and Ms. Davis.

The full text of our categorical standards is attached to this Proxy Statement as Appendix A.

Code of Ethics and Business Conduct

Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for our directors and employees, including our principal executive officer, principal financial officer and other executive officers, our subsidiaries and other business entities controlled by us worldwide. The code is available on our website at www.amdocs.com and you may request a copy of our code of ethics, at no cost, by writing to or telephoning us at the address or telephone number listed below under the heading “Annual Report on Form 20-F.” We intend to post on our website within five business days all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

Risk Management Oversight

Our management is responsible for assessing and managing risk, and periodically reviews areas of material risk within our organization in order to evaluate and enhance risk identification and mitigation strategies. Our Board of Directors oversees and reviews these risk management efforts as they relate to strategic and business risks. Our audit committee oversees and reviews the Company’s policies and processes with respect to enterprise risk management, discusses these efforts as they relate to operational and financial risks, and periodically reports and makes recommendations to our Board of Directors regarding these matters.

Compensation Policies and Practices

We structure our compensation to consist of both fixed and variable elements, including salary, equity, cash bonuses and insurance benefits.

The fixed portions of compensation, such as salary, are designed to be market based and provide steady income regardless of our stock price performance. The variable portions of compensation, such as equity incentives and performance bonuses, are designed to reward the accomplishment of both short- and long-term corporate objectives. By basing a portion of our compensation on our long-term performance, we believe we reduce the risk that employees will focus on short-term goals to the detriment of our long-term stability. Further, our short-term incentive compensation is designed to reward short-term goals that we believe will enhance our long-term corporate success. Additionally, although we vary the elements of compensation that we use at different employee positions and rank, our compensation philosophy is applicable to all employees, including our executives. We believe this encourages consistent behavior across our organization, rather than establishing different approaches depending on an employee’s position or rank. We do not believe our compensation policies and practices encourage excessive or inappropriate risk taking.

The following table summarizes our compensation philosophy for our directors and executive management – “What we do?” and “What we don’t do?”:

What we do?		What we don’t do?

✓	We seek to provide an appropriate mix of short and long-term incentives	✓	No minimum guaranteed vesting for performance-based equity awards

✓	We target at least 50-70% of executive management compensation to be performance-contingent	✓	No guaranteed performance bonuses

✓	We strive to align executive management compensation with shareholders return through equity incentive awards	✓	No executive contracts with multi-year guaranteed salary increases or nonperformance bonus arrangements

✓	We set performance objectives, which we believe will drive shareholder returns	✓	No loans to executives or directors

✓

We use a combination of performance metrics, such as total shareholder return (TSR), earnings per share (EPS) and revenue growth, to ensure that no single measure affects compensation disproportionately

✓

We generally subject equity grants to vesting periods of three to four years to motivate long-term performance, align the interests of executive management and shareholders and provide an incentive for retention

✓	We established stock ownership requirements for executive management and non-employee directors

✓	We include a clawback policy for cash and equity incentive awards beyond those required under SEC and Nasdaq rules

Compensation of Directors

Our Board of Directors has decided to not raise director compensation for fiscal year 2024. As such, continuing into fiscal 2024, each of our Non-Employee Directors receives an annual cash payment of $80,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee receives an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman receives an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman receives an annual cash payment of $15,000. The Chairman of our Audit Committee receives an annual cash payment of $42,500 and the Chairman of our Management Resources and Compensation Committee receives an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each receive an annual cash payment of $27,500. Each Non-Employee Director receives an annual grant of ordinary shares at a total value of $255,000. The Chairman of the Board of Directors receives an additional annual amount equal to $200,000 awarded in the form of ordinary shares. All ordinary share awards to our Non-Employee Directors vest in four equal installments of 25% each on the first day of the month following the end of each fiscal quarter, if and only if the Non-Employee Director is still serving as a Non-Employee Director on such day. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors is the Nasdaq closing price of our shares on the last trading day preceding the grant date.

We enforce stock ownership guidelines that capture the Board of Directors and executive management population, requiring each to comply with benchmark equity holdings at all times (to be achieved over 5 years). The policy includes the following holding guidelines:

•
Board of Directors – 6X over annual cash retainer
•
CEO – 6X over annual base salary
•
CFO / COO and top executives – 2X-4X over annual base salary

We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings and for other reasonable expenses incurred while executing their responsibilities as directors. Cash and equity compensation paid to our Non-Employee Directors may be prorated for partial-year service.

During the 2023 fiscal year, we granted to the 11 Non-Employee Directors that served in at least part of the 2023 fiscal year an aggregate of 35,117 shares at a weighted average price of $83.23 per share, which vested quarterly.

Resolution

It is proposed that each of the following 10 individuals be elected to serve as a director of Amdocs Limited until the next annual general meeting of shareholders or until his or her earlier resignation or removal or until his or her respective successor is elected and qualified:

Eli Gelman

Robert A. Minicucci

Adrian Gardner

Richard T.C. LeFave

Rafael de la Vega

John A. MacDonald

Yvette Kanouff

Sarah Ruth Davis

Amos Genish
Shuky Sheffer

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for the election of each director nominee named above.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 4, 2023 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 116,910,113 ordinary shares outstanding as of December 4, 2023, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 4, 2023. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	13,080,178	11.2%
Janus Henderson Group plc(2)	6,999,450	6.0%
Massachusetts Financial Services Company(3)	6,474,745	5.5%
All directors and officers as a group (15 persons)(4)	2,201,404	1.9%

(1)
Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 9, 2023, as of December 30, 2022, FMR had sole power to vote or direct the vote over 12,007,002 shares and sole power to dispose or direct the disposition of 13,080,178 shares. Abigail P. Johnson is a Director, the Chairman of FMR and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.
(2)
Based on a Schedule 13G/A filed by Janus Henderson Group plc, or Janus Henderson, with the SEC on February 10, 2023, as of December 31, 2022, Janus Henderson has a 100% ownership stake in Janus Henderson Investors U.S. LLC (“JHIUS”), Janus Henderson Investors UK Limited (“JHIUKL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 6,993,432 shares or 5.8% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.
(3)
Based on a Schedule 13G filed by Massachusetts Financial Services Company, or MFS, with the SEC on February 8, 2023, as of December 30, 2022, MFS had sole power to vote or direct the vote over 5,891,694 shares and sole power to dispose or direct the disposition of 6,474,745 shares.
(4)
Includes options held by such directors and executive officers that are exercisable within 60 days after December 4, 2023. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

Audit Committee Matters

Our management is responsible for the preparation of our financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Our independent registered public accounting firm is responsible for conducting an independent audit of our annual financial statements in accordance with generally accepted accounting principles, as well as an independent audit of management’s assessment of our internal control over financial reporting, and issuing reports on the results of their audits. The Audit Committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed our audited financial statements for the fiscal year ended September 30, 2023 and has discussed these financial statements with our management and independent registered public accounting firm.

The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 (Communications with Audit Committees) (AS 16), which requires our independent registered public accounting firm to discuss with our Audit Committee, among other things, the following:

•
methods to account for significant unusual transactions;
•
the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
•
the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors’ conclusions regarding the reasonableness of those estimates; and
•
disagreements with management over matters that could be (individually or in the aggregate) significant to the Company’s financial statements or the auditor’s report.

Our independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rule 3526 (Rule 3526), Communication with Audit Committees Concerning Independence. PCAOB Rule 3562 requires auditors annually to disclose in writing all relationships that in the auditor’s professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit Committee has discussed with the independent registered public accounting firm its independence from us.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2023, our Audit Committee approved all of the services provided by Ernst & Young.

PROPOSAL II

AMENDMENT TO STOCK OPTION AND INCENTIVE PLAN

On November 7, 2023, our Board of Directors adopted, subject to shareholder approval, an amendment to our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the 1998 Plan, increasing from 70,550,000 to 73,550,000 the maximum number of ordinary shares issuable under the 1998 Plan and making the other change described below.

The 1998 Plan was last amended in January 2020. As of December 4, 2023, which is the Record Date, of the 70,550,000 ordinary shares reserved for issuance under the 1998 Plan prior to giving effect to this amendment, awards with respect to an aggregate of 67,593,034 ordinary shares (net of cancellations and forfeitures) had been granted, of which 63,296,547 shares have been issued upon option exercises and vesting of restricted stock and restricted stock unit awards, 1,563,436 remain subject to outstanding option awards, 2,175,490 remain subject to outstanding unvested restricted stock awards and 557,561 remain subject to outstanding unvested restricted stock unit awards, and 2,956,966 ordinary shares remain available for future awards.

Based on 116,910,113 ordinary shares outstanding as of December 4, 2023, the number of shares reserved for issuance pursuant to outstanding awards granted and the number of shares available for future grants represented approximately 4.34% of our ordinary shares outstanding.

As of December 4, 2023, the closing price of our ordinary shares was $85.36 per share. Of the options to purchase 1,563,436 ordinary shares that were outstanding as of December 4, 2023, no awards to purchase ordinary shares were at an exercise price of $85.37 or greater. Exercise prices of the options to purchase ordinary shares range from $43.26 to $72.19 per share. The weighted average remaining life of the options outstanding as of December 4, 2023 was 4.77 years, and their weighted average exercise price was $63.44.

The following table summarizes information, as of December 4, 2023, regarding our equity compensation plans. The table does not include the additional shares that may be issuable pursuant to the proposed amendments to the 1998 Plan that are the subject of this Proposal II.

	As of December 4, 2023
	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by shareholders	2,120,997	(2)	63.44	5,356,966	(3)
Equity compensation plans not approved by shareholders	—		—	—
Total	2,120,997	(4)	63.44	5,356,966

(1)
Excludes the shares listed under the column heading “Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights.”
(2)
Consists of options to purchase 1,563,436 ordinary shares and 557,561 restricted stock units.
(3)
Consists of 2,956,966 shares available for future issuance under the 1998 Plan and 2,400,000 shares available for future issuance under our 2023 Employee Share Purchase Plan, which allows eligible employees to purchase ordinary shares with accumulated payroll deductions.
(4)
Of the 2,120,997 ordinary shares reflected, 1,563,436 are ordinary shares to be issued upon exercise of outstanding options with a weighted average exercise price of $63.44 and a weighted average remaining life of 4.77 years, and 557,561 are restricted stock units.

Under our practices over the last three fiscal years, and as set forth in the table below, the combined run rate for usage of ordinary shares, or the burn rate, used for grants to participants under 1998 Plan has been 0.85% for fiscal year 2021, 1.14% for fiscal year 2022 and 1.15% for fiscal year 2023:

	Fiscal Year Ended September 30,			Period From October 1 to December 4,
Type of Award	2021	2022	2023	2023
	(in thousands)			(in thousands)
Stock options granted	62	—	—	—
Restricted stock granted	880	1,080	1,082	696
Restricted stock units granted	153	325	296	37
Weighted-average basic ordinary shares outstanding	128,495	122,812	119,687	116,881
Burn rate	0.85%	1.14%	1.15%	0.63%

The Board of Directors considers availability of ordinary shares for future grants under the 1998 Plan to be important to the business prospects and operations of the Company and believes that, after giving effect to the proposed 3,000,000 share increase of the 1998 Plan, we will have sufficient awards available for grant to our employees and others for the next two to three years. The Board of Directors considers grants of options, restricted stock and restricted stock units to be an effective method to attract and retain officers, directors, employees and consultants, and to encourage long-term performance and productivity. The Company will not be able to grant awards under the 1998 Plan after January 28, 2025.

The Board of Directors believes that the increase in the number of shares issuable under the 1998 Plan and the other change described below are in the best interests of the Company and its shareholders.

Proposed Amendment to the 1998 Stock Option and Incentive Plan

Following is a summary of the material changes proposed to be made to the 1998 Plan. The following summary of material changes is qualified in its entirety by reference to the 1998 Plan, as proposed to be amended, a copy of which is attached as Appendix B.

•
Shares Available. The proposed amendment increases by 3,000,000 the number of ordinary shares available for issuance under the 1998 Plan.
•
Sublimit on “Full Value” Awards. The 1998 Plan was amended in 2008 to impose a sublimit that restricts our ability to make “full value” stock-based awards (i.e., awards other than stock options and stock appreciation rights, such as restricted stock or awards denominated in stock units) to 9,700,000 ordinary shares. In January 2017, the 1998 Plan was amended to increase the sublimit on full value awards by an additional 5,250,000 ordinary shares. In January 2020, the 1998 Plan was further amended to increase the sublimit on full value awards by an additional 3,000,000 ordinary shares. After taking into account full value awards granted after the 2008, 2017, and 2020 amendments, as of December 4, 2023, we may not grant full value awards in an aggregate amount that exceeds 6,577,354 ordinary shares (and in no event will full value awards granted under this sublimit exceed the aggregate number of shares remaining available for future awards under the 1998 Plan). Subject to shareholder approval of the proposed amendment, from February 2, 2024, we will have the ability to grant full value awards with respect to an additional 3,000,000 ordinary shares. In the event any ordinary shares that are subject to a full value award cease to be subject to such award (other than by reason of exercise or payment of the award to the extent it is settled in shares), such shares shall again be available for full value awards, without regard to the ordinary share sublimit.

Description of the 1998 Stock Option and Incentive Plan (as proposed to be amended)

The following is a summary of the 1998 Stock Option and Incentive Plan (as proposed to be amended), a copy of which is attached as Appendix B. The following summary is qualified in its entirety by reference to the 1998 Plan.

Purpose. The purpose of the 1998 Plan is to afford an incentive to grantees to acquire a proprietary interest in the Company, to continue in service of the Company, to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

Types of Awards. The 1998 Plan provides for the grant of stock options (which may be either incentive stock options or nonqualified stock options), stock appreciation rights, restricted stock awards and other stock-based awards, which we collectively refers to as “awards.”

Stock Options. Grantees receive the right to purchase a specified number of ordinary shares at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may not be granted at an exercise price that is less than 100% of the fair market value of our ordinary shares on the date of grant and may not be granted for a term in excess of ten years. Payment of the exercise price of options may be by cash, delivery of ordinary shares, a combination thereof, or, in connection with a broker-assisted exercise. The 1998 Plan provides that, unless otherwise determined by the Committee, options will vest as to 25% of the ordinary shares subject to such award on each of the first, second, third and fourth anniversaries of the date of grant of the option. Although we have never done so, the 1998 Plan permits us to make loans to grantees in connection with the exercise of outstanding options. Options may generally only be exercised while the grantee is in our service or employ. If the grantee’s service ends for any reason other than cause, death or disability, his or her options that are exercisable will expire 90 days after such cessation. Termination for cause results in expiration of the option upon the termination date. Termination due to death or disability allows, in general, for the option to be exercised for 12 months, but in no event after the option’s stated final expiration date. The 1998 Plan prohibits the grant of options containing a provision entitling a grantee to the automatic grant of additional options in connection with any exercise by the grantee of his or her options.

Restricted Stock Awards. Restricted stock awards entitle grantees to acquire ordinary shares subject to the right of Amdocs Limited or any of its subsidiaries to repurchase all or part of such shares from the grantee in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award. The vesting of restricted stock awards can be based on the achievement of specified performance goals or on the passage of time.

Stock Appreciation Rights. The Committee may also grant stock appreciation rights without the grant of an accompanying option, which rights shall permit the grantee to receive, at the time of any exercise of such rights, cash equal to the amount by which the fair market value of all ordinary shares in respect to which the right was exercised exceeds the exercise price thereof. The exercise price of a stock appreciation right shall not be less than the fair market value on the date the stock appreciation right is granted and no stock appreciation right may be granted with a term in excess of 10 years. As of the date of this Proxy Statement, we have never granted stock appreciation rights under the 1998 Plan.

Other Stock-Based Awards. The committee administering the 1998 Plan may grant other awards pursuant to which ordinary shares may be acquired or awards denominated in stock units. As of the date of this Proxy Statement, we have granted restricted stock units, but no other stock-based awards under the 1998 Plan.

Eligibility to Receive Awards. All officers, directors, employees and consultants of Amdocs Limited, or of any parent or subsidiary of Amdocs Limited, are eligible to receive awards under the 1998 Plan. Under the 1998 Plan, a subsidiary means any entity in which Amdocs Limited holds, directly or indirectly, a controlling interest (by vote or by value) in such entity.

Shares Available. Awards may be made under the 1998 Plan for up to 73,550,000 ordinary shares (including the 3,000,000 ordinary shares subject to the proposed amendment), with a sublimit on the number of ordinary shares that may be issued pursuant to “full value” awards (i.e., awards other than stock options and stock appreciation rights, such as restricted stock or awards denominated in stock units). As of December 4, 2023, the sublimit on such full value awards was 6,577,354 ordinary shares. Subject to shareholder approval of the proposed amendment, from February 2, 2024, this sublimit will be increased by 3,000,000 ordinary shares. If any award expires or is terminated, surrendered, cancelled (including the repurchase of unvested restricted stock at its original issuance price) or forfeited, the unused shares covered by such award (other than any shares surrendered by reason of exercise or payment of the award to the extent it is settled in shares) will again be available for grant under the 1998 Plan, with the exception of (i) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (ii) shares used to pay the exercise price of a stock option, (iii) shares delivered to or withheld by the Company to pay the withholding taxes related to an award, or (iv) shares repurchased on the open market with proceeds of a stock option exercise. Any shares subject to a full value award that cease to be subject to such award (other than by reason of exercise or payment of the award to the extent it is settled in shares) shall again be available for full value awards, without regard to the sublimit that will be in effect following this amendment.

Administration. The 1998 Plan is administered by a committee established by the Board of Directors, which we refer to as the Committee. The Committee has the authority to administer the 1998 Plan and to exercise all the powers and authorities either specifically granted to it under the 1998 Plan or necessary or advisable in the administration of the 1998 Plan, and to make all other determinations deemed necessary or advisable for the administration of the 1998 Plan.

Assumed or Substitute Awards. If, in connection with a business combination transaction, we assume or substitute for awards originally granted by another entity, and such assumed or substituted awards will be administered under the 1998 Plan, such awards (1) will not count as part of the total number of ordinary shares that may be made subject to awards under the 1998 Plan, subject to any limitations required by the U.S. Internal Revenue Code of 1986, as amended, and (2) will be on such terms as the Board of Directors deems appropriate notwithstanding any limitations on the terms and conditions of awards contained in the 1998 Plan.

Adjustments. The Committee is required to make appropriate adjustments in connection with the 1998 Plan and any outstanding awards to reflect stock dividends, recapitalizations, stock splits, combinations or exchanges of ordinary shares and other similar transactions which result in any increase or decrease in the number of issued ordinary shares effected without receipt of consideration. In the event of a proposed sale of all or substantially all the assets of the Company, merger, liquidation, dissolution or other similar event, the Committee is authorized to provide for outstanding awards to be assumed or substituted for, to accelerate the awards to make them fully exercisable prior to consummation of the acquisition event, to provide that the awards will terminate as of a fixed date following their acceleration or to provide for a cash-out of any outstanding options.

Amendment or Termination. No award may be made under the 1998 Plan after January 28, 2025. The Board of Directors may at any time suspend, terminate, modify or amend the 1998 Plan, however, shareholders must approve any amendment that would (1) increase the aggregate number of ordinary shares issuable under the 1998 Plan, (2) materially increase the benefits accruing to grantees, (3) change the class of employees eligible for participation, (4) reduce the basis upon which the minimum option exercise price is determined, (5) extend the period during which awards may be granted or (6) provide for an option that is exercisable more than 10 years after the date it is granted.

No Repricing of Options or Stock Appreciation Rights. The 1998 Plan prohibits the repricing of options or stock appreciation rights under the 1998 Plan without shareholder approval. Specifically, except in connection with a corporate transaction involving us (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding options or stock appreciation rights, or cancel outstanding options or stock appreciation rights, in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights without shareholder approval.

Nontransferability. Awards granted under the 1998 Plan are not transferable other than by will or by the laws of descent and distribution, other than pursuant to a qualified domestic relations order.

Section 102 Awards. Under the 1998 Plan, nonqualified stock options and restricted stock awards may be granted to employees and consultants of Amdocs Limited or any of its subsidiaries or parents pursuant to the provisions of Section 102 of the Israel Income Tax Ordinance (New Version) 1961. Section 102 is designed to afford qualified recipients with specified favorable tax treatment in Israel.

Resolution

It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

“RESOLVED, that the 1998 Stock Option and Incentive Plan, as amended, in the form attached to the Company’s Proxy Statement as Appendix B, be and hereby is approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares issued and outstanding is necessary for the approval of the Ordinary Resolution to approve the amendment to the 1998 Plan. If Proposal II is not approved by the shareholders, the 1998 Plan will continue in accordance with its existing terms and the Board of Directors will evaluate other alternatives for achieving the purposes of the plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AMENDMENT AND CONTINUATION OF THE 1998 PLAN AS SET FORTH IN APPENDIX B ATTACHED HERETO.

PROPOSAL III

Shareholder Approval of Increase of the Quarterly Dividend Rate

Background

Article 92 of our Articles of Incorporation provides that our Board of Directors may declare and pay dividends on our ordinary shares, subject to compliance with applicable law.

In 2012, our shareholders approved the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per ordinary share.

Under this authorization, our Board of Directors has the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, but our Board of Directors does not have authority to increase the per share amount or frequency of the dividend without shareholder approval. In 2021, our shareholders approved an increase to $0.36 per share; in 2022, our shareholders approved an increase to $0.395 per share; and in 2023, our shareholders approved an increase to $0.435.

In November 2023, our Board of Directors approved an increase in the quarterly cash dividend rate to $0.479 per ordinary share. In order to permit us to implement this dividend rate increase, our Board of Directors proposes that our shareholders approve the ordinary resolution set forth below.

Reasons for the Proposed Increase in Quarterly Dividend Rate

Our Board of Directors believes that it is in the best interest of our shareholders to increase the quarterly dividend rate in light of our financial and business performance and outlook. For example, since we implemented our dividend program in 2012, we have generated increases in annual revenue, net income and free cash flow. At the same time, we have continued to repurchase our ordinary shares, through a subsidiary, and repurchased approximately $680.0 million, $508.5 million and $489.5 million (excluding broker and transaction fees) of our ordinary shares during the fiscal years ended September 30, 2021, 2022 and 2023, respectively. As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions. The increase in the quarterly dividend rate coincides with our fiscal year 2023 guideline to return to shareholders a majority of our free cash flow subject to financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry condition, through our ongoing share repurchase and dividend program. This is not a complete presentation of our financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles, so we encourage you to review our consolidated financial statements for the fiscal year ended September 30, 2023 set forth in our Annual Report on Form 20-F filed on December 13, 2023 with the U.S. Securities and Exchange Commission, or the SEC. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Timing of the Dividend Program

If our shareholders approve the proposal, our Board of Directors will continue to consider on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program and in accordance with applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. Provided that the per share amount and the frequency of the dividend do not increase, then no further shareholder approval will be required for dividends payable pursuant to our quarterly cash dividend program. However, any increase to the per share amount or frequency of the dividend would require further shareholder approval.

Subject to shareholder approval, we expect to begin paying the dividend at the increased rate commencing in April 2024.

In the event that shareholder approval is not obtained, the quarterly dividend rate will remain at $0.435 per share.

Certain United States Federal Income Tax Considerations Related to Distributions

The following discussion describes certain U.S. federal income tax consequences of the receipt of cash distributions on our ordinary shares to a U.S. holder. For purposes of this discussion, a U.S. holder is a person that is subject to U.S. federal income tax on a net basis, and that for U.S. federal income tax purposes (i) is a beneficial owner of our ordinary shares, (ii) holds our ordinary shares as capital assets, (iii) is not a partnership and (iv) is not treated as tax resident or otherwise subject to net income tax in any jurisdiction outside the United States. This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of its particular circumstances, nor does it address any alternative minimum or Medicare contribution tax consequences.

Except as described below, the following discussion assumes that we are not a passive foreign investment company (a “PFIC”) for any taxable year.

In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of non-U.S. taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend. In general, U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

Dividends are taxed as ordinary income. However, a preferential U.S. federal income tax rate applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain holding period and other requirements are met. “Qualified dividend income” includes dividends paid on shares of “qualified foreign corporations,” including shares of a non-U.S. corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are listed on the Nasdaq, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the applicable holding period and other requirements are satisfied by the relevant shareholder. The preferential rate will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income.” In addition, dividends paid by us will not qualify for the preferential tax rate if we are, for the tax year in which the dividends are paid, or were, for the preceding tax year, a PFIC, as described below. Non-corporate U.S. holders should consult their tax advisors regarding the availability of these preferential rates in their particular circumstances.

Dividends paid by us generally will be classified as foreign source “passive category income” or, in certain cases, “general category income” for U.S. foreign tax credit purposes.

We will be a PFIC for any taxable year in which (i) 75% or more of our gross income is “passive” (e.g., dividends, interest, certain royalties and gains from financial investments), or (ii) 50% or more of the average value of our assets including goodwill (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income.

We believe that we were not a PFIC for our taxable year ended September 30, 2023. Although we do not expect to be a PFIC for the current taxable year, we cannot give assurance in this regard because our PFIC status for the current taxable year will depend on the composition of our income and assets and the average value of our assets for the year, and thus could be determined only after the end of the taxable year. U.S. holders should refer to the section “Taxation of Holders of Ordinary Shares – Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations” in our Annual Report on Form 20-F for a discussion of the consequences that may apply to the receipt of certain excess distributions if we are a PFIC for any taxable year.

Payments to U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” Such payments may also be subject to backup withholding unless the U.S. holder provides a taxpayer identification number and a duly executed Internal Revenue Service Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. holders are urged to consult their tax advisors regarding the tax treatment of any distributions received by such holder in respect of ordinary shares.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that an increase in the dividend rate under Amdocs Limited’s quarterly cash dividend program from $0.435 per share to $0.479 per share be, and hereby is, approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for approval of the increase in the dividend rate under our quarterly cash dividend program.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE INCREASE IN THE QUARTERLY DIVIDEND RATE UNDER THE CASH DIVIDEND PROGRAM.

PROPOSAL IV

Approval of Our Consolidated Financial Statements

for the Fiscal Year Ended September 30, 2023

Our Annual Report for the fiscal year ended September 30, 2023 is available on our website at https://www.amdocs.com/news-press/annual-report-2023. Our Consolidated Financial Statements for the fiscal year ended September 30, 2023 are included in our Annual Report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that the Consolidated Financial Statements of Amdocs Limited for the fiscal year ended September 30, 2023 be, and the same hereby are, approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to approve the Consolidated Financial Statements.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

PROPOSAL V

Ratification and Approval of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP to continue to serve as our independent registered public accounting firm for the fiscal year ending September 30, 2024 and until the next annual general meeting, and the Audit Committee recommends to the shareholders that they (i) ratify and approve such selection, and (ii) authorize the Audit Committee of the Board of Directors to fix the remuneration of such registered public accounting firm. Ernst & Young LLP audited Amdocs’ books and accounts for the fiscal year ended September 30, 2023 and has served as our independent public accounting firm since 1988. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Independent Accountant Fees and Other Matters

The following table summarizes the fees of Ernst & Young LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit services and billed to us in each of the last two fiscal years for other services:

Fee Category	2023	2022
Audit Fees(1)	$3,500,000	$3,500,000
Audit-Related Fees(2)	$1,900,000	$1,400,000
Tax Fees(3)	$1,000,000	$1,100,000

(1)
Audit fees consist of fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.
(2)
Audit-related services principally include Statement on the System and Organization Controls Report (SOC 1 Report) issuances and due diligence examinations.
(3)
Tax fees consist of fees associated with tax compliance, tax advice and tax planning services.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that (i) the appointment of Ernst & Young LLP as Amdocs Limited’s independent registered public accounting firm for the fiscal year ending September 30, 2024 and until Amdocs Limited’s next annual general meeting be, and it hereby is, ratified and approved, and (ii) the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to ratify and approve the appointment of Ernst & Young LLP and the authorization of the Audit Committee of the Board of Directors to fix its remuneration.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF ERNST & YOUNG LLP.

Miscellaneous

Other Matters

Our management knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their reasonable discretion.

Annual Report on Form 20-F

Once filed with the SEC, we will promptly provide without charge, at the written request of any shareholder, a copy of our Annual Report on Form 20-F, including our audited financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the internet at the SEC’s website located at http://www.sec.gov as well as on our website at www.amdocs.com. Requests for copies of our Annual Report on Form 20-F should be provided to our principal U.S. subsidiary at:

Amdocs, Inc.

Attention: Matthew E. Smith

625 Maryville Centre Drive, Suite 200

Saint Louis, Missouri 63141

Telephone: 314-212-8328

E-mail: dox_info@amdocs.com

Expenses of Solicitation

The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) have solicited the return of proxies by internet and telephone and may solicit the return of proxies by facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and D.F. King & Co., Inc. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with Nasdaq rules concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ Matthew E. Smith
	Name:	Matthew E. Smith
	Title:	Secretary

December 21, 2023

APPENDIX A

CATEGORICAL STANDARDS

In addition to applying the requirements under the Nasdaq rules, the Board has adopted guidelines to assist it in determining whether a director has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under these guidelines, a director will be considered to have such a relationship if during the last three years prior to the independence determination date:

•
Charitable Contributions. The director, or an immediate family member of the director, has served as an executive officer of a charitable organization that receives payments from the Company in an amount which, in any single fiscal year since the determination date, exceeds the greater of $200,000, or 5% of such charitable organization’s revenues; or
•
Indebtedness. The director or an immediate family member of the director has served, as an executive officer of another company which was indebted to the Company, or to which the Company was indebted, at the time the director was serving as an executive officer, where the total amount of either company’s indebtedness to the other in any single fiscal year since the determination date exceeds five percent (5%) of such company’s revenues.

For purposes of the above standards: (i) “COMPANY” includes Amdocs Limited and any parent or subsidiary that would be required under U.S. generally accepted accounting principles to prepare financial statements on a consolidated basis; and (ii) “IMMEDIATE FAMILY MEMBER” includes a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

A-1

APPENDIX B

AMDOCS LIMITED

1998 STOCK OPTION AND INCENTIVE PLAN

AS AMENDED ON FEBRUARY 2, 2024

1.
Purpose; Type of Awards; Construction

The purpose of the Amdocs Limited 1998 Stock Option and Incentive Plan (as amended from time to time, the “Plan”) is to afford an incentive to officers, directors, employees and consultants of Amdocs Limited (the “Company”), or any subsidiary of the Company which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company, to continue as employees, directors and consultants, to increase their efforts on behalf of the Company and to promote the success of the Company’s business. It is further intended that options granted by the Committee (as such a term is defined below) pursuant to Section 8 of the Plan shall constitute “incentive stock options” (“Incentive Stock Options”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and options granted by the Committee pursuant to Section 7 of the Plan shall constitute “nonqualified stock options” (“Nonqualified Stock Options”). The Committee may also grant restricted shares (“Restricted Stock”) under the Plan pursuant to Section 9 of the Plan. If the Committee so determines it may grant Nonqualified Stock Options or Restricted Stock pursuant to the provisions of Section 102 of the Israel Income Tax Ordinance (New Version) 1961, and any regulations, rules, orders or procedures promulgated thereunder (“102 Securities”).

2.
Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)
“Ordinary Shares” shall mean shares of ordinary shares, par value £0.01 per share, of the Company.
(b)
“Disability” shall mean the inability of a Grantee (as defined in Section 3 hereof) to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months.
(c)
“Fair Market Value” per share as of a particular date shall mean (i) if the shares of Ordinary Shares are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine; or (ii) if the shares of Ordinary Shares are then traded on a national securities exchange the closing sales price per share of Ordinary Shares on the national securities exchange, on which the Ordinary Shares are principally traded, for the last preceding date on which there was a sale of such Ordinary Shares on such exchange, or (iii) if the shares of Ordinary Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Ordinary Shares in such over-the-counter market for the last preceding date on which there was a sale of such Ordinary Shares in such market.
(d)
“Option” or “Options” shall mean a grant to a Grantee (as defined in Section 3 hereof) of an option or options to purchase shares of Ordinary Shares. Options granted by the Committee (as defined in Section 3 hereof), pursuant to the Plan shall constitute either Incentive Stock Options or Nonqualified Stock Options.
(e)
“Parent” shall mean an entity which directly or indirectly holds a controlling interest (by vote or by value) in the Company. Whether employment by or service with a Parent is included within the scope of this Plan shall be determined by the Committee.
(f)
“Subsidiary” shall mean an entity of which the Company directly or indirectly holds a controlling interest (by vote or by value) in such entity. Whether employment by or service with a Subsidiary is included within the scope of this Plan shall be determined by the Committee.
(g)
“Ten Percent Stockholder” shall mean a Grantee (as defined in Section 3 hereof), who, at the time an Incentive Stock Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary.
3.
Administration

The Plan shall be administered by a committee (the “Committee”) established by the Board of Directors of the Company (the “Board”).

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Options and Restricted Stock; to determine which Options shall constitute Incentive Stock Options and which Options or Restricted Stock shall constitute Nonqualified Stock Options or 102 Securities; to determine the kind of consideration payable (if any) with respect to awards; to determine the period during which Options may be exercised and Restricted Stock shall be subject to restrictions, and whether in whole or in installments; to determine the persons to whom, and the time or times at which awards shall be granted (such persons are referred to herein as “Grantees”); to determine the number of shares to be covered by each award; to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the agreements (which need not be identical) entered into in connection with awards granted under the Plan (the “Agreements”); to cancel or suspend awards, as necessary; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all Grantees of any awards under this Plan.

No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any award granted hereunder.

4.
Eligibility

Officers, Directors, other employees and consultants of the Company or of any Subsidiary or Parent shall be eligible to receive awards hereunder. In determining the persons to whom awards shall be granted and the number of shares to be covered by each award, the Committee, in its sole discretion, shall take into account the contribution by the eligible individuals to the management, growth and/or profitability of the business of the Company and such other factors as the Committee shall deem relevant.

5.
Ordinary Shares

The maximum number of Ordinary Shares reserved for grant of awards under the Plan shall be 73,550,000. Such shares may, in whole or in part, be authorized but unissued shares. The foregoing numbers of shares may be increased or decreased by the events set forth in Section 10 hereof.

If any outstanding award under the Plan should, for any reason expire, be canceled or be terminated without having been exercised in full, the shares of Ordinary Shares allocable to the unexercised, canceled or terminated portion of such award shall (unless the Plan shall have been terminated) become available for subsequent grants of awards under the Plan; provided that an award under the plan may not again be made available for issuance under the plan if such Ordinary Shares are: (i) Ordinary Shares that were subject to stock-settled stock appreciation rights and were not issued upon the net settlement or net exercise of such stock appreciation rights, (ii) Ordinary Shares used to pay the Option Price, (iii) Ordinary Shares delivered to or withheld by the Company to pay the withholding taxes related to an award, or (iv) Ordinary Shares repurchased on the open market with proceeds of an Option exercise.

6.
Terms and Conditions of Options

Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Option Agreement”), in such form as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions:

(a)
NUMBER OF SHARES. Each Option Agreement shall state the number of shares of Ordinary Shares to which the Option relates.
(b)
TYPE OF OPTION. Each Option Agreement shall specifically state that the Option constitutes an Incentive Stock Option or a Nonqualified Stock Option.

(c)
OPTION PRICE. Each Option Agreement shall state the Option Price, which shall not be less than one-hundred percent (100%) of the Fair Market Value of the shares of Ordinary Shares covered by the Option on the date of grant. The Option Price shall be subject to adjustment as provided in Section 10 hereof. The date on which the Committee adopts a resolution expressly granting an Option shall be considered the day on which such Option is granted.
(d)
MEDIUM AND TIME OF PAYMENT. The Option Price shall be paid in full, at the time of exercise and may be made in cash, by the delivery of shares of Ordinary Shares with a fair market value equal to the Option Price, provided that any such shares acquired by the Grantee pursuant to the exercise of an Incentive Stock Option shall have been held by the Grantee for a period of at least one year, or by a combination of cash and such shares that have been held by the Grantee for a period of at least one year whose fair market value together with such cash shall equal the Option Price. The Committee may also permit Grantees, either on a selective or aggregate basis, simultaneously to exercise Options and sell the shares of Ordinary Shares thereby acquired pursuant to a brokerage or a similar arrangement, approved in advance by the Committee, and use the proceeds from such sale as payment of the Purchase Price of such shares.
(e)
TERM AND EXERCISABILITY OF OPTIONS. Each Option Agreement shall be exercisable at such times and under such conditions as the Committee, in its discretion, shall determine; provided, however, such exercise period shall not exceed ten (10) years from the date of grant of such Option. The exercise period shall be subject to earlier termination as provided in Sections 6(f) and 6(g) hereof. An Option may be exercised, as to any or all full shares of Ordinary Shares as to which the Option has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.

Options shall become exercisable in cumulative installments of 25% on the first, second, third and fourth anniversary of the date on which such Option is granted, or at such other times and in such other installments (which may be cumulative) as the Committee shall provide in the terms of the respective Option Agreements; provided, however, that the Committee, in its absolute discretion, may, on such terms and conditions as it may determine to be appropriate, accelerate the time at which such Option or any portion thereof may be exercised. The Option may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option.

(f)
TERMINATION. Except as provided in this Section 6(f) and in Section 6(g) hereof, an Option may not be exercised unless the Grantee is then in the service or employ of the Company or a Parent or Subsidiary (or a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies), and unless the Grantee has remained continuously so employed or has continuously performed such services since the date of grant of the Option. In the event that the employment of a Grantee shall terminate or Grantee shall cease performance of services for the Company, a Parent or a Subsidiary thereof (in either event, other than by reason of death or disability), all Options of such Grantee that are exercisable at the time of such termination or cessation may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after the date of such termination or cessation; provided, however, that if the Company, Subsidiary, or Parent, as the case may be, shall terminate the Grantee’s employment for cause (as determined by the Committee), all Options theretofore granted to such Grantee shall, to the extent not theretofore exercised, terminate on the date of such termination or cessation unless otherwise determined by the Committee. In the case of a Grantee whose principal employer is a Subsidiary, the Grantee’s employment shall be deemed to be terminated for purposes of this Section 6(f) as of the date on which such principal employer ceases to be a Subsidiary.
(g)
DEATH OR DISABILITY OF GRANTEE. If a Grantee shall die while employed by, or performing services for, the Company or a Parent or subsidiary thereof, or within ninety (90) days after the date of cessation of such Grantee’s employment or performance of services other than as a result of termination for cause (or within such longer period as the Committee may have provided pursuant to Section 6(e) hereof), or if the Grantee’s employment shall terminate or performance of services shall cease by reason of Disability, all Options theretofore granted to such Grantee may, unless earlier terminated in accordance with their terms, be exercised by the Grantee or by the Grantee’s estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by reason of the death or Disability of the Grantee, at any time within twelve months after the date of death or Disability of the Grantee. In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option.
(h)
LOANS. Subject to any law, the Company may make loans to Grantees as the Committee, in its discretion, may determine in connection with the exercise of outstanding options granted under the Plan. Such loans shall (i) be evidenced by promissory notes entered into by the Grantees in favor of the Company, (ii) be subject to the terms and conditions set forth in this Section 6(h) and such other terms and conditions, not inconsistent with the Plan, as the Committee shall determine and (iii) bear interest, if any, at such rate as the Committee shall determine. In no event may the principal amount of any such loan exceed the exercise price less the par value of the shares of Ordinary Shares covered by the option, or portion thereof, exercised by the Grantee. The initial term of the loan, the schedule of payments of principal and interest under the loan, the extent to which the loan is to be with or without recourse against the Grantee with respect to principal and/or interest and the conditions upon which the loan will become payable in the event of the Grantee’s termination of employment or ceasing to perform services shall be determined by the Committee; provided, however, that the term of the loan, including extensions, shall not exceed 10 years. Unless the Committee determines otherwise, when a loan shall have been made, shares of Ordinary Shares having a Fair Market Value at least equal to the principal amount of the loan shall be pledged by the Grantee to the Company as security for payment of the unpaid balance of the loan and such pledge shall be evidenced by a pledge agreement, the terms of which shall be determined by the Committee, in its discretion; provided, however, that each loan shall comply with all applicable laws, regulations and rules of the Board of Governors of the Federal Reserve System and any other governmental agency having jurisdiction.
(i)
OTHER PROVISIONS. The Option Agreements evidencing Options under the Plan shall contain such other terms and conditions, not inconsistent with the Plan, as the Committee may determine.
(j)
EXERCISE OF OPTIONS. A Grantee who decides to exercise an Option in whole or in part shall give notice to the Company or its designated agent of such exercise in writing on a form approved by the Committee. Such notice shall specify the manner in which the Grantee will make payment of the Option Price.
7.
Nonqualified Stock Options

Options intended to constitute Nonqualified Stock Options shall be subject only to the general terms and conditions specified in Section 6 hereof.

7A. 102 Securities

Any 102 Securities which shall be granted to employees or consultants of the Company, any Subsidiary or Parent, or if required by law, shall be issued to a trustee nominated by the Board or the Committee (in accordance with the provisions of Section 102) (the “Trustee”) and held for the benefit of the Grantee in accordance with any of the alternatives under Section 102 as shall be prescribed from time to time by the Committee. The Trustee may also hold in trust any shares issued upon exercise of such 102 Securities, pursuant to the provisions of Section 102.

8.
Incentive Stock Options

Options intended to constitute Incentive Stock Options shall be subject to the following special terms and conditions, in addition to the general terms and conditions specified in Section 6 hereof.

(a)
VALUE OF SHARES. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of equity securities of the Company with respect to which Incentive Stock Options granted under this Plan and all other option plans of any Parent or Subsidiary become exercisable for the first time by each Grantee during any calendar year shall not exceed $100,000. To the extent that the aggregate fair market value of shares with respect to which Incentive Stock Options are exercisable for the first time by any Grantee during any calendar year exceeds $100,000, such Option shall be treated as a Non-Qualified Stock Option. The foregoing shall be applied by taking options into account in the order in which they were granted, with the fair market value of any share to be determined at the time of the grant of the Option. In the event the foregoing results in a portion of an Incentive Stock Option exceeding the $100,000 limitation, only such excess shall be treated as a Non-Qualified Stock Option.

(b)
TEN PERCENT STOCKHOLDER. In the case of an Incentive Stock Option granted to a Ten Percent Stockholder, (i) the Option Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the shares of Ordinary Shares on the date of grant of such Incentive Stock Option and (ii) the exercise period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.
9.
Restricted Stock

The Committee may award shares of Restricted Stock to any eligible individual. Each award of Restricted Stock under the Plan shall be evidenced by an instrument, in such form as the Committee shall from time to time approve (the “Restricted Stock Agreement”), and shall comply with the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish including, without limitation, the requirement that a Grantee provide consideration for Restricted Stock upon the lapse of restrictions):

(a)
The Committee shall determine the number of shares of Ordinary Shares to be issued to the Grantee pursuant to the award.

(b)(i) Shares of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the award is granted (the “Restricted Period”). The Committee may also impose such other restrictions and conditions on the shares as it deems appropriate including the satisfaction of performance criteria. Certificates for shares of stock issued pursuant to Restricted Stock awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares of stock in contravention of such restrictions shall be null and void and without effect. During the Restricted Period, such certificates shall be held in escrow by an escrow agent appointed by the Committee. In determining the Restricted Period of an award, the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of such award, provided that the restrictions with respect to no more than 25% of the awarded shares shall lapse prior to the first anniversary of the date of grant, no more than additional 25% shall lapse prior to the second anniversary of the date of grant, no more than additional 25% shall lapse prior to the third anniversary of the date of grant and no more than additional 25% shall lapse prior to the fourth anniversary of the date of grant; provided further, however, that the foregoing vesting schedule shall not apply to (A) Restricted Stock granted with restrictions related to satisfaction of performance criteria; or (B) extraordinary circumstances as shall be determined by the Committee which shall include, without limitation, death or disability, a merger, consolidation, sale, reorganization, recapitalization, or change in control of the Company; or any other nonrecurring significant event affecting the Company, a Participant or the Plan.

(ii)
The Committee may adjust the performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or exclusion of the impact of extraordinary or unusual items, events or circumstances. The Committee also may adjust the performance goals by reducing the amount to be received by any Grantee pursuant to an award if and to the extent that the Committee deems it appropriate.
(c)
Subject to such exceptions as may be determined by the Committee, if the Grantee’s continuous employment with, or performance of, service for, the Company or any Parent or Subsidiary shall cease for any reason prior to the expiration of the Restricted Period of an award, any shares remaining subject to restrictions (after taking into account the provisions of Subsection (e) of this Section 9) shall be repurchased by the Company or its Subsidiary at a price per share equal to the par value thereof.
(d)
During the Restricted Period the Grantee shall possess all incidents of ownership of such shares, subject to Subsection (b) of this Section 9, including the right to receive dividends with respect to such shares and to vote such shares.
(e)
The Committee shall have the authority (and the Restricted Stock Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all of the shares of Restricted Stock awarded on such terms and conditions as the Committee shall deem appropriate.

9A. Stock Appreciation Rights

(a)
The Committee may also grant stock appreciation rights (“SARs”) without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the fair market value of all shares of Ordinary Shares in respect to which the right was granted exceeds the exercise price thereof.
(b)
The Committee shall establish the exercise price of each SAR and specify it in the applicable SAR agreement. The exercise price shall not be less than 100% of the Fair Market Value on the date the SAR is granted; provided that if the Committee approves the grant of an SAR effective as of a future date, the exercise price shall be not less than 100% of the Fair Market Value on such future date.
(c)
Each SAR shall be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable SAR agreement; provided, however, that no SAR will be granted with a term in excess of 10 years.

9B. Other Stock-Based Awards

The Committee may grant other awards under the Plan pursuant to which shares of Ordinary Shares (which may, but need not, be shares of Restricted Stock pursuant to Section 9 hereof) are or may in the future be acquired, or awards denominated in stock units, including ones valued using measures other than market value. Such other stock based awards may be granted alone, in addition to, or in tandem with any award of any typed granted under the Plan and must be consistent with the purposes of the Plan. As of December 4, 2023, the Committee may not award such stock-based awards that are “full-value” awards, including but not limited to Shares of Restricted Stock or awards denominated in stock units (but excluding options and SARs), in an aggregate amount that exceeds 6,577,354 Ordinary Shares. From and after February 2, 2024, the Committee may grant such “full-value” awards with respect to an additional 3,000,000 Ordinary Shares.

9C. Limitations and Conditions.

(i)
In the event that the Company makes an acquisition or is a party to a merger or consolidation and the Company assumes or substitutes for the options or other awards consistent with the purpose of this Plan of the Company acquired, merged or consolidated which are administered pursuant to this Plan, shares of Ordinary Shares subject to the assumed or substituted options or other awards shall not count as part of the total number of shares of Ordinary Shares that may be made subject to awards under this Plan or the limitation on other stock-based awards under Section 9B hereof, except as may be required by reason of Section 422 and related provisions of the Code. Any assumed or substituted awards to be administered under the Plan shall be on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on the terms and conditions of awards contained in the Plan.
(ii)
Subject to Section 5 above, any shares that have been made subject to an award that cease to be subject to the award (other than by reason of exercise or payment of the award to the extent it is settled in shares) shall again be available for award and shall not be considered as having been theretofore made subject to award. For the avoidance of doubt, any shares that have been made subject to an award made prior to February 2, 2024 and of the type described in the last sentence of Section 9B that cease to be subject to such award (other than by reason of exercise or payment of the award to the extent it is settled in shares) shall again be available for awards of the type described in the last sentence of Section 9B, without regard to the sublimit set forth in the last sentence of Section 9B, and shall not be considered as having been theretofore made subject to award.
(iii)
Nothing contained herein shall affect the right of the Company to terminate any Grantee’s employment at any time or for any reason.
10.
Effect of Certain Changes
(a)
If there is any change in the shares of Ordinary Shares through the declaration of stock dividends, recapitalization, stock splits, combinations or exchanges of such shares, or other similar transactions, which result in any increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration (provided, however, that conversion of any convertible security of the Company shall not be deemed to have been effected without receipt of consideration), the number of shares of Ordinary Shares available for awards, the number of such shares covered by outstanding awards, and the price per share of Options shall be proportionately adjusted by the Committee to reflect such change in the issued shares of Ordinary Shares; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.
(b)
In the event of the dissolution or liquidation of the Company or in the event of any corporate separation or division, including, but not limited to, split-up, split-off or spin-off or in the event of other similar transactions, the Committee may provide that:
(i)
the Grantee of any award hereunder shall have the right to exercise an Option (at its then Option price) or to receive in respect of other types of awards the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution, liquidation, or corporate separation or division by a Grantee of the number of shares of Ordinary Shares subject to such award for which such award might have been exercised or realized immediately prior to such dissolution, liquidation, or corporate separation or division; or
(ii)
each award granted under the Plan shall terminate as of a date to be fixed by the Committee and that not less than thirty (30) days’ written notice of the date so fixed shall be given to each Grantee, who shall have the right, during the period of thirty (30) days preceding such termination, to exercise or otherwise realize with respect to such awards all or any part of the shares of Ordinary Shares and other securities, property, cash or any combination thereof, covered thereby.

In the event of a proposed sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation, the Committee may provide that any award then outstanding shall be assumed or an equivalent award shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the Committee shall, in lieu of such assumption or substitution, provide for the realization of such outstanding awards in the manner set forth in subsections 10(b)(i) or 10(b)(ii) above.

(c)
In the event of a change in the Ordinary Shares of the Company as presently constituted that is limited to a change of all of its authorized shares of Ordinary Shares into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Ordinary Shares within the meaning of the Plan.
(d)
Except as herein before expressly provided in this Section 10, the Grantee of an award hereunder shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another company; and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Ordinary Shares subject to an award. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding Options or stock appreciation rights or cancel outstanding Options or stock appreciation rights in exchange for cash, other awards or Options or stock appreciation rights with an exercise price that is less than the exercise price of the original Options or stock appreciation rights without shareholder approval. The grant of an award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.
11.
[RESERVED]
12.
Effective Date and Term of the Plan

Awards may be granted pursuant to the Plan from time to time by no later than January 28, 2025, but awards previously granted may extend beyond such date.

13.
Nontransferability of Awards

Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, other than pursuant to a valid domestic relations order issued by a court pursuant to Section 414(p) of the Code, and awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee.

14.
Approval of Shareholders

The Plan shall take effect upon its adoption by the Board but the Plan (and any grants of awards made prior to the shareholder approval mentioned herein) shall be subject to the approval of the holder(s) of a majority of the issued and outstanding shares of voting securities of the Company entitled to vote, which approval must occur within twelve months of the date the Plan is adopted by the Board.

15.
Agreement by Grantee Regarding Withholding Taxes

If the Committee shall so require, as a condition of exercise of an Option or other realization of an award, each Grantee shall agree that no later than the date of exercise or other realization of an award granted hereunder, the Grantee will pay to the Company or make arrangements satisfactory to the Committee regarding payment of any federal, state or local taxes of any kind required by law to be withheld upon the exercise of an Option or other realization of an award. Alternatively, the Committee may provide that a Grantee may elect, to the extent permitted or required by law, to have the Company deduct federal, state and local taxes of any kind required by law to be withheld upon the exercise of an Option or realization of any award from any payment of any kind due to the Grantee.

16.
Amendment and Termination of the Plan

The Board at any time and from time to time may suspend, terminate, modify or amend the Plan; provided, however, that any amendment that would increase the aggregate number of Ordinary Shares as to which awards may be granted under the Plan or materially increase the benefits accruing to Grantees under the Plan or change the class of employees eligible for participation in the Plan or reduce the basis upon which the minimum Option Price is determined or extend the period within which awards under the Plan may be granted or provide for an Option that is exercisable more than 10 years after the date it is granted shall be subject to the approval of the holders of a majority of the Ordinary Shares issued and outstanding, except that any such increase or modification that may result from adjustments authorized by Section 10 hereof shall not require such approval. Except as provided in Section 10 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any award previously granted, unless the written consent of the Grantee is obtained. In addition, unless such action is approved by the Company’s shareholders: (1) no outstanding Option or SAR granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option or SAR (other than adjustments pursuant to Section 10) and (2) the Board may not cancel any outstanding Option or SAR (whether or not granted under the Plan) and grant in substitution therefore new awards under the Plan covering the same or a different number of shares of Ordinary Shares and having an exercise price per share lower than the then-current exercise price per share of the cancelled Option or SAR. No Option or SAR granted under the Plan shall contain any provision entitling the Grantee to the automatic grant of additional Options or SARs in connection with any exercise of the original Option or SAR.

17.
Rights as a Shareholder

Except as provided in Section 9(d) hereof, a Grantee or a transferee of an award shall have no rights as a shareholder with respect to any shares covered by the award until the date of the issuance of a stock certificate to him or her for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 10 hereof.

18.
No Rights to Employment

Nothing in the Plan or in any award granted or Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of the Company or any subsidiary or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement or to interfere with or limit in any way the right of the Company or any such subsidiary to terminate such Grantee’s employment or services. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues in the employ of the Company or any subsidiary.

19.
Beneficiary

A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary.

20.
Governing Law

The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of New York.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

February 2, 2024

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, Proxy Card

are available at www.amdocs.com/proxy

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE
DIRECTOR NOMINEES

AND A VOTE “FOR” PROPOSALS 2, 3, 4 AND 5.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE
IN BLUE OR BLACK INK AS

SHOWN HERE ☒

1. ELECTION OF DIRECTORS:	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
Eli Gelman	☐	☐	☐	2.

To approve an amendment to the Amdocs Limited 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case, by 3,000,000 shares (Proposal II)

						☐	☐	☐
Robert A. Minicucci	☐	☐	☐
Adrian Gardner	☐	☐	☐
Richard T.C. LeFave	☐	☐	☐
Rafael de la Vega	☐	☐	☐
John A. MacDonald	☐	☐	☐	3.	To approve an increase in the dividend rate under our quarterly cash dividend program from $0.435 per share to $0.479 per share (Proposal III)	☐	☐	☐
Yvette Kanouff	☐	☐	☐
Sarah Ruth Davis	☐	☐	☐
Amos Genish	☐	☐	☐	4.	To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2023 (Proposal IV)	☐	☐	☐
Shuky Sheffer	☐	☐	☐
5.

To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2024, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V)

						☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on December 4, 2023 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

AMDOCS LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Eli Gelman and Michal Topolski and Matthew Smith and Zvi Joseph as Proxies, each with the power to appoint his or her substitute, and hereby authorizes each of them to represent and vote, as designated on the reverse side, all Ordinary Shares of Amdocs Limited (the “Company”) held of record by the undersigned on December 4, 2023, at the annual General Meeting of shareholders to be held on February 2, 2024 or any adjournment thereof.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

February 2, 2024

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.
IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.amdocs.com/proxy

i Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the internet. i

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES

AND A VOTE “FOR” PROPOSALS 2, 3, 4 AND 5.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR
BLACK INK AS

SHOWN HERE ☒

1. ELECTION OF DIRECTORS:	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
Eli Gelman	☐	☐	☐	2.

To approve an amendment to the Amdocs Limited 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case, by 3,000,000 shares (Proposal II)

						☐	☐	☐
Robert A. Minicucci	☐	☐	☐
Adrian Gardner	☐	☐	☐
Richard T.C. LeFave	☐	☐	☐
Rafael de la Vega	☐	☐	☐
John A. MacDonald	☐	☐	☐
Yvette Kanouff	☐	☐	☐	3.	To approve an increase in the dividend rate under our quarterly cash dividend program from $0.435 per share to $0.479 per share (Proposal III)	☐	☐	☐
Sarah Ruth Davis	☐	☐	☐
Amos Genish	☐	☐	☐
Shuky Sheffer	☐	☐	☐	4.	To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2023 (Proposal IV)	☐	☐	☐
5.

To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2024, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V)

						☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on December 4, 2023 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
	Name:	Matthew E. Smith
	Title:	Secretary and Authorized Signatory

Date: December 21, 2023